SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated October 23rd, 2006 announcing Registrant’s third quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: October 23rd, 2006

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM CROSSES $4M MILESTONE;
DELIVERS RECORD RESULTS FOR Q3
AND 1ST 9 MONTHS OF 2006

– Highest-Ever Revenues, Operating Income & Net Income –

        KFAR SAVA, Israel – October 23, 2006 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported record revenues, operating income, and net income for the third quarter and nine months ended September 30, 2006.

        Revenues for the third quarter of 2006 were $4.2 million, an increase of 48% compared with $2.8 million in the parallel quarter of 2005, and an increase of 15% compared sequentially to the second quarter of 2006. This is the Company’s eleventh consecutive quarter of increasing revenues and its highest quarterly revenues on record. Net income for the quarter increased by 73% to $666,000, or $0.12 per diluted share ($0.13 per basic share), from $384,000, or $0.09 per basic and diluted share, for the third quarter of 2005. This represents a 109% increase compared sequentially with the second quarter of 2006.

        Revenues for the first nine months of 2006 increased by 43% to a record $11.1 million, compared with $7.8 million for the first nine months of 2005. Net income for the period increased by 81% to $1.5 million, or $0.29 per diluted share ($0.30 per basic share), compared with $849,000, or $0.20 per share (basic and diluted) for the first nine months of 2005.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are proud to report the strongest quarter in our history with record sales, operating income and net income for both the three-month and nine-month periods. Our revenues for the quarter crossed the $4 million milestone, indicating the success of a model based on repeat orders from a continuously growing base of Design Wins. Just as important, we are delighted that our profit is up more than 80% over the third quarter of last year, a clear demonstration of the health and positive momentum of the company.

        “To fully leverage our customer relationships and build our addressable markets, we continue to search out unmet needs of our markets and to invest in product development. During the third quarter, we made significant sales to manufacturers of Web Acceleration appliances, a market niche that is growing in the wake of the success of the Security and Network Gateway industries. In addition, we have recently launched a new Encryption Card product line together with an initial Design Win from CheckPoint.

        Mr. Orbach concluded, “Taken as a whole, we are working to take full advantage of our favorable positioning in growing markets with the goal of creating value for our shareholders.”

Conference call details: Silicom’s Management will host an interactive conference today, October 23rd, at 9am EDT (6am Pacific Time, 3pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US (toll free): 1 866 860 9642
UK (toll free): 0 800 917 5108
ISRAEL (toll free): 03 918 0610
INTERNATIONAL (prevailing tolls apply): +972 3 918 0610

        For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call, in the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended September 30,		Nine-month period ended September 30,

	2006 (Unaudited)	2005 (Unaudited)	2006 (Unaudited)	2005 (Unaudited)

Sales	$4,179	$2,832	$11,101	$7,750
Cost of sales	2,520	1,688	6,805	4,652

Gross profit	1,659	1,144	4,296	3,098

Research and development costs,
gross	441	395	1,349	1,163
Less - royalty bearing
participations	(8)	27	(11)	71

Research and development costs, net	449	368	1,360	1,092

Selling and marketing expenses	315	216	811	662
General and administrative	275	165	689	511

	1,039	749	2,860	2,265

Operating income	620	395	1,436	833

Financial income (expenses), net	46	(11)	97	16

Income before taxes on income	666	384	1,533	849
Taxes on income	---	---	---	---

Net income	$666	$384	$1,533	$849

Basic income per share	$0.13	$0.09	$0.30	$0.20

Weighted average number of shares
outstanding - Basic EPS (in
thousands)	5,198	4,276	5,118	4,241

Diluted income per share	$0.12	$0.09	$0.29	$0.20

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	5,347	4,402	5,329	4,349

Silicom Ltd. Consolidated Balance Sheets

(U.S. dollars, in thousands)

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)

Assets

Current assets
Cash and cash equivalents	$3,262	$2,276
Short term investments	1,500	-
Trade receivables	3,077	2,395
Other receivables	346	453
Inventories	3,539	2,994

	11,724	8,118

Long term investments	3,292	-
Severance pay fund	701	587
Property and equipment, net	356	292
Other assets	42	48

Total assets	$16,115	$9,045

Liabilities and shareholder's equity

Current liabilities
Short-term bank credit	-	500
Trade payables	2,049	2,020
Other payables and accrued liabilities	831	822

Total current liabilities	2,880	3,342

Liability for severance pay	1,157	1,031

Total liabilities	4,037	4,373

Shareholders' Equity
Share capital and additional paid in
capital	11,837	5,964
Treasury stock	(38)	(38)
Retained earnings (deficit)	279	(1,254)

	12,078	4,672

Total liabilities and shareholders equity	$16,115	$9,045